Schedule 13D
Name of Issuer - Waterlink, Inc.
Title of Class of Securities - Common Stock
Cusip # - 94155N105
Name of Filer - Philip A. Thompson, 1508 Portwine Ct.,
Libertyville, IL 60048
Date of Filing - June 19, 2002
1. Name of reporting person - Philip A. Thompson
2. Check the Appropriate Box if a Member of a Group
	(a)
	(b)x
3. SEC use Only
4. Source of Funds - PF
5. Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)or(e):NA
6. Citizenship or Place of Origination: USA
7. Sole Voting Power - 1,414,691 shares
8. Shared Voting Power - 0
9. Sole Dispositive - 0
10. Shared Dispositive Power - 0
11. Aggregate Amount Beneficially Owned by each reporting person: 1,414,691
12. Check if aggregate amount excludes certain shares
13. Percent of Class Represented by amount in row 11: 7.2%
14. Type of Reporting Person: IN